BD

13-25

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SECURIT[...]MISSION

04017254

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23314

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

QUANTITATIVE ANALYSIS SERVICE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 CHRISTOPHER COMUMBUS DRIVE, FLOOR 12-A
(No. and Street)

JERSEY CITY (City) NJ (State) 07302 2927 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MALVIN B. ROESCH (201) 432 7900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD BECKER & CO., PC
(Name — if individual, state last, first, middle name)

1430 BROADWAY 6TH FLOOR (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2004 WASH, D.C. 136

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED APR 28 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MALVIN B. ROESCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUANTITATIVE ANALYSIS SERVICE, INC., as of DECEMBER 31, 2003, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

MARY ELISE WILSON
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 3/27/2008

[signature]
Notary Public

[signature]
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Reconciliation between audited and unaudited computation of Net Capital under Part IIA Filing

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2004
WASH., D.C. 188

QUANTITATIVE ANALYSIS SERVICE, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
ON PART IIA OF FORM X-17A-5

YEAR ENDED DECEMBER 31, 2003

QUANTITATIVE ANALYSIS SERVICE, INC.

December 31, 2003

CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACOUNTANTS

Board of Directors
Quantitative Analysis Service, Inc.

We have audited the accompanying statement of financial condition of Quantitative Analysis Service, Inc. as of December 31, 2003 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantitative Analysis Service, Inc. as of December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exhange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 16, 2004

Sanford Becker & Co., PC

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: QUANTITATIVE ANALYSIS SERVICE, INC. [13]

SEC FILE NO.: 8-23314 [14]

FIRM ID. NO.: - [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

95 CHRISTOPHER COMUMBUS DRIVE FLOOR 12A [20]
(No. and Street)

JERSEY CITY [21] NJ [22] 07302 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/03 [24]

AND ENDING (MM/DD/YY): 12/31/03 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: MALVIN B. ROESCH [30]

(Area Code)—Telephone No.: (202) 432-7900 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 19____

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER QUANTITATIVE ANALYSIS SERVICE, INC. | N | 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) DECEMBER 31, 2003 | 99

SEC FILE NO. 8-23314 | 98

Consolidated [ ] | 198

Unconsolidated [X] | 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 779,791	200			$ 779,791	750
2. Receivables from brokers or dealers:						
A. Clearance account	23,911	295				
B. Other	180,207	300	$	550	204,118	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	1,031	418				
B. Debt securities		419				
C. Options		420				
D. Other securities	9,450	424				
E. Spot commodities		430			10,481	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ _____ 130						
B. At estimated fair value		440		610		86
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		88
A. Exempted securities $ _____ 150						
B. Other securities $ _____ 160						
7. Secured demand notes: market value of collateral:		470		640		89
A. Exempted securities $ _____ 170						
B. Other securities $ _____ 180						
8. Memberships in exchanges:						
A. Owned, at market $ _____ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		9
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		9
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	19,936	680	19,936	
11. Other assets		535	27,323	735	27,323	
12. TOTAL ASSETS	$ 994,390	540	$ 47,259	740	$ 1,041,649	

OMIT PEN

SEE NOTES TO FINANCIAL STATEMENTS

BROKER OR DEALER QUANTITATIVE ANALYSIS SERVICE, INC. as of DECEMBER 31, 2003

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	14
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		15
B. Other		1115		1305		15
15. Payable to non-customers		1155		1355		16
16. Securities sold not yet purchased, at market value				1360		16
17. Accounts payable, accrued liabilities, expenses and other	374,291	1205		1385	374,291	16
18. Notes and mortgages payable:						
A. Unsecured		1210				16
B. Secured		1211		1390		17
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		17
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]						
B. Securities borrowings, at market value:				1410		17
from outsiders $ [990]						
C. Pursuant to secured demand note collateral agreements:				1420		17
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		17
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		17
20. TOTAL LIABILITIES	$ 374,291	1230	$	1450	$ 374,291	17

Ownership Equity

21. Sole proprietorship	$	17
22. Partnership (limited partners $ [1020])		17
23. Corporation:		
A. Preferred stock		17
B. Common stock	168,403	17
C. Additional paid-in capital	6,358	1
D. Retained earnings	641,533	1
E. Total	816,294	1
F. Less capital stock in treasury	(148,936)	1
24. TOTAL OWNERSHIP EQUITY	$ 667,358	1
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 1,041,649	1

OMIT PENN

SEE NOTES TO FINANCIAL STATEMENTS

QUANTITATIVE ANALYSIS SERVICE, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

REVENUE

Commissions		411,832
Fees		3,856,858
Dividends & Interest		15,079
Profit - (loss) Investment Securities		(550)
	$	4,283,219

EXPENSES

Employee Compensation & Related Costs		2,580,841
Communication Expense		242,676
Occupancy and Equipemnt Expenses		506,107
Professional and Consultant Fees		221,701
Other Operating Expenses		484,470
	$	4,035,795
NET INCOME (Note 2)	$	247,424

SEE NOTES TO FINANCIAL STATEMENTS

QUANTITATIVE ANALYSIS SERVICE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

	COMMON STOCK	TREASURY STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE at January 1, 2003	168,403	(148,936)	6,358	394,109	419,934
Add:					
Net Earnings				247,424	247,424
BALANCE at December 31, 2003	168,403	(148,936)	6,358	641,533	667,358

SEE NOTES TO FINANCIAL STATEMENTS

QUANTITATIVE ANALYSIS SERVICE, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash Flows from Operating activities:		
Net Income		$ 247,424
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	29,000	
Decrease in Accounts Receivable	83,807	
Decrease in Accounts Payable and Accrued Expenses Payable:	(59,359)	
Increase in Other Assets	(20,874)	
	32,574	
Total Adjustments		32,574
Net Cash Provided By Operating Activities		279,998
Cash Flows from Investing Activities:		
Decrease in Securities Owned	87,901	
Net Cash Used in Investing Activities		87,901
Net Increase in Cash and Cash Eqivalents		367,899
Cash and Cash Equivalents at Beginning of Year		411,892
Cash and Cash Equivalents at End of Year		$ 779,791

QUANTITATIVE ANALYSIS SERVICE, INC.
NOTES TO FINANACIAL STATEMENTS
FOR THEYEAR ENDED DECEMBER 31, 2003

1) Summary of significant accounting policies:

Accounting for commission income is on a settlement date basis.

Securities owned are valued at market.

2) The corporation and shareholders have elected effective January 1, 1985 to be treated as a Subchapter S Corporation under applicable Federal and New Jersey State Law. Accordingly no provision has been made for Federal Corporation Income Tax.

3) Net Capital Requirements:

The corporation is subject to the uniform net capital rule (Rule 15C3-1) of the Securities and Exchange act of 1934, which requires the corporation to maintain a ratio of aggregate indebtedness to net capital as defined, not to exceed 15 to 1. At December 31, 2003 Quantitative Analysis Service, Inc. net capital was $618,660 whereas the required net capital was $50,000. The ratio of aggregate indebtedness to net capital was 60% compared to a maximum amount allowance of 1500%.

The corporation solicits and services customer accounts, which are introduced on a fully disclosed basis to Schroder & Co., Bear Stearns Securities Corp., and UBS Paine Webber. The corporation's principal sources of revenue are commissions earned on customer accounts and management fees. The corporation does not hold customer's cash and/or securities and is exempt from the provision of SEC Rule 15C3-3 under sub-paragraph K (2)(b).

4) The corporation is exempt under Rule 15C3-3 since all customer transactions are cleared through another broker dealer on a fully disclosed basis. We have ascertained that the conditions of this exemption were being complied with as of December 31, 2003 and that no facts came to our attention to indicate that the exemption had not been complied with during this period.

5) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from these estimates. We do not consider any differences in these financial statements to be material.

6) The corporation maintains cash in bank accounts which, at times may exceed federally insured limits.

7) Quantitative Analysis Service, Inc. is obligated under the terms of a lease for its office space, storage and parking, dated January 7, 2002, expiring January 31, 2007. The yearly base rent is $209,103.12.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER QUANTITATIVE ANALYSIS SERVICE, INC as of DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 667,358	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			667,358	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 667,358	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 47,259	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(47,259)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 620,099	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	21	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	1,418	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(1,439)	3740
10.	Net Capital			$ 618,660	3750

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

BROKER OR DEALER

QUANTITATIVE ANALYSIS SERVICE, INC as of 12/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

1. Minimum net capital required (6-2/3% of line 19)	25,299	3756
2. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	50,000	3758
3. Net capital requirement (greater of line 11 or 12)	50,000	3760
4. Excess net capital (line 10 less 13)	568,660	3770
5. Excess net capital at 1000% (line 10 less 10% of line 19)		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

6. Total A.I. liabilities from Statement of Financial Condition			374,291	3790
7. Add:				
A. Drafts for immediate credit		3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited		3810		
C. Other unrecorded amounts (List)		3820		3830
9. Total aggregate indebtedness			374,291	3840
0. Percentage of aggregate indebtedness to net capital (line 19 / by line 10) %			60%	3850
1. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1 (d) %				3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	NOT APPLICABLE	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess net capital (line 10 less 24)		3910
26. Net capital in excess of the greater of:		
A. 5% of combine aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5 respondent should provide a list of material allowable assets.

SEE NOTES TO FINANCIAL STATEMENTS

BROKER OR DEALER

QUANTITATIVE ANALYSIS SERVICE, INC. as of 12/31/03

Exemptive Provisions Under Rule 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)-$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)-"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm PERSHING LLC BEAR STEARNS SECURITIES CORP., UBS FINANCIAL SERVICES, INC. [4335] X [4570]

D. (k) (3)-Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

ype Of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be With drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

SEE NOTES TO FINANCIAL STATEMENTS

QUANTITATIVE ANALYSIS SERVICE, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 TO CORPORATION'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA
FILING DECEMBER 31, 2003

Net Capital per computation pursuant to Audited Form X-17A-5 Part IIA Filing	$618,660
Adjustments:	
Audit adjustments - Accrued Income, salaries and expenses depreciation, etc., including year end adjustments	134,813
Net Capital per Corporation's unaudited Form X-17a-5 Part IIA filing	$483,847

SEE NOTES TO FINANCIAL STATEMENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT ON INTERNAL CONTROL

Board of Directors
Quantitative Analysis Service, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Quantitative Analysis Service Inc. for the year ended December 31, 2003 we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the finanacial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Quantitative Analysis Service, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and or determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisions.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Seciton 8 of Federal Reserve Regulaton T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility and safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity

with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control structure or the practies and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection on any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Arfed Baker & Co. PC

New York, New York
February 16, 2004